One Financial Center Boston, MA 02111 617 542 6000 mintz.com

November 17, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Attention: Lauren Sprague Hamill and Alan Campbell

Re:	Biodexa Pharmaceuticals plc Draft Registration Statement on Form F-1

Submitted on May 1, 2025

CIK No. 0001643918

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Biodexa Pharmaceuticals plc, a foreign private issuer incorporated under the laws of England and Wales (the “Company”), in response to the written comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated May 9, 2025 (the “Comment Letter”) from the Division of Corporation Finance, Office of Life Sciences, to Stephen Stamp, Chief Executive Officer of the Company, relating to the above-referenced Draft Registration Statement on Form F-1. In conjunction with this letter, the Company is concurrently filing via EDGAR a Registration Statement on Form F-1 with the Commission (the “Form F-1”).

For reference, we have set forth below in italics the Staff’s comments from the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Form F-1. Page numbers referred to in the responses reference the applicable pages of the Form F-1.

Draft Registration Statement on Form F-1

Cover Page

1.	Consistent with the placeholder you have included on page 10, please revise the cover page narrative and the risk factor on page 12 to disclose the number of Ordinary Shares that will be represented by the aggregate number of Depositary Shares to be issued if all of the Series L Warrants offered to investors in this offering, including those subject to the underwriter’s overallotment option for Series L Warrants, are exercised utilizing the “zero exercise price” option at the floor price of the Series L Warrants. Please also disclose how this number of Ordinary Shares compares to the number of Ordinary Shares (including Ordinary Shares underlying Depositary Shares) that are currently outstanding.

Boston     Los Angeles     MIAMI     New York     San Diego     San Francisco     TORONTO     Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ November 17, 2025 Page 2

The Company respectfully acknowledges the Staff’s comment and has revised this disclosure on the cover page narrative and the risk factor on page 14, as well as pages 12 and 16 of the Form F-1 in accordance with the Staff’s comment.

Risk Factors, page 12

2.	If true, please include risk factor disclosure that this offering could cause the company’s Depositary Share price to fall below the minimum bid price per share requirement, which could result in its Depositary Shares being delisted from Nasdaq. If the company has plans to effect a ratio change in the number of Ordinary Shares represented by its Depositary Shares, such plans should be disclosed in the registration statement, including the proposed ratio, if known. Discuss, as applicable, risks associated with conducting large ratio changes to maintain compliance.

The Company respectfully acknowledges the Staff’s comment and has added a risk factor on page 17 of the Form F-1 in accordance with the Staff’s comment.

3:	Please revise your Risk Factors section to discuss Nasdaq's recent actions pursuant to Listing Rule 5101 with respect to other companies that have consummated offerings involving zero exercise price warrants.

The Company respectfully acknowledges the Staff’s comment and has added a risk factor on page 16 of the Form F-1 in accordance with the Staff’s comment.

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If the Staff should have any further questions, or would like further information, concerning the responses above, please do not hesitate to contact me at (617) 348-4416 or jsmccaffrey@mintz.com. We thank you for your time and attention.

Sincerely,

/s/ Jason S. McCaffrey
Jason S. McCaffrey

cc:	Stephen Stamp, CEO, Biodexa Pharmaceuticals PLC